UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM N8F

I. General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above): [ ] Merger

[X] Liquidation

[ ] Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ] Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

  Name of fund: PUBLIC FACILITY LOAN TRUST

  Securities and Exchange Commission File No.: 811-05608

    Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

    [X] Initial Application [ ] Amendment
    Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

    do U.S. Bank Corporate Trust Department One Federal Street Boston, MA 02110
  Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Day Pitney LLP One International Place Boston, MA 02110 Attn: Dennis W. Townley, Esq.

(617) 345-4600

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

U.S. Bank Corporate Trust Department One Federal Street Boston, MA 02110 Attn: David W. Doucette

(617) 603-6534

8. Classification of fund (check only one):

[X] Management company;

[ ] Unit investment trust; or [ ] Face-amount certificate company.

9. Subclassification if the fund is a management company (check only one): [ Open-end

[X] Closed-end

  State law under which the fund was organized or formed: Massachusetts

    Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

    Public Facility Loan Trust (the "Trust") does not have an investment adviser. The Trust was established with an initial portfolio of loans purchased from the United States Department of Housing and Development ("HUD") with the net proceeds from the sale of the bonds issued by the Trust. The loans collateralized the bonds. The bonds have since been repaid in full. The Trust was established as a business trust under the laws of the Commonwealth of Massachusetts with an owner trustee, a bond trustee and a servicer. US Bank is the Trust's current owner trustee. Since the date of repayment of the bonds there has no longer been a bond trustee or servicer.
    Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

    There were no underwriters of the Trust during the last five years.
    If the fund is a unit investment trust ("UIT") provide:

      Depositor's name(s) and address(es): Not applicable. The fund is not a UIT.

      Trustee's name(s) and address(es): Not applicable. The fund is not a UIT.

  Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ] Yes

[X] No If Yes, for each UIT state: Name(s): File No.: 811-__________ . Business Address: Not applicable

15.(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration? [ ] Yes

[X] No If Yes, state the date on which the board vote took place: If No, explain: The Trust was established in July, 1988 under the laws of the Commonwealth of Massachusetts by a declaration of trust (the "Declaration"). The Trust does not have a board of directors. US Bank is the owner trustee of the Trust and has authority under the Declaration to liquidate the Trust.

15(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or

Abandonment of Registration? [ ] Yes

[X] No

If Yes, state the date on which the shareholder vote took place: If

No, explain:

US Bank, as owner trustee of the Trust, has authority under the Declaration of Trust to engage in a liquidation without obtaining the prior consent of the Trust's security holders. Nevertheless the Trust's sole security holder, the United States Department of Housing and Urban Development ("HUD"), has consented to the payment of all of the Trust's liquid assets to HUD, which payment has substantially occurred on February 22, 2010. The Trust has retained approximately $100,000 to cover expenses and the remaining unpaid loan collateral for collection and payment to HUD as the loans are paid.

II. Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes [ ] No

(a)
If Yes, list the date(s) on which the fund made those distributions: February 22, 2010
(b)
Were the distributions made on the basis of net assets?
[X]Yes[ ] No
(c)
Were the distributions made pro rata based on share ownership?
[X]Yes[ ] No
(d)
If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:
(e)
Liquidations only: Were any distributions to shareholders made in kind? [ ] Yes pq No If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17. Closed-end funds only: Has the fund issued senior securities?

[X] Yes

[ ] No If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

As of the date of this filing, the Trust had two classes of securities outstanding: Class A certificates of beneficial interest (the "Class A Certificates") and Class B certificates of beneficial interest (the "Class B Certificates"). The Class A Certificates divide proceeds between a fixed liquidation price and unpaid earnings and are senior to the Class B Certificates with respect to dividends and payments made in liquidation. However, because all of the outstanding Class A Certificates and Class B Certificates are owned by HUD, the application of any liquidation or other payment preference will have no effect on the aggregate payments to HUD in connection with the Trust's liquidation.

18. Has the fund distributed all of its assets to the fund's shareholders? [ ] Yes

[X] No If No,

(a)
How many shareholders does the fund have as of the date this form is filed? One. HUD owns all of the Trust's outstanding securities.
(b)
Describe the relationship of each remaining shareholder to the fund: HUD owns all of the Trust's outstanding securities.

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests? [X] Yes [ ] No (see discussion below) If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders: The Trust's remaining assets, after the payment of all trustee fees, administrative expenses and other expenses, will be paid to HUD in accordance with the terms of the Declaration described in paragraph 17 and as provided in paragraph 15(b).

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

[X]Yes[ ] No If Yes,

(a)
Describe the type and amount of each asset retained by the fund as of the date this form is filed: Description provided on the attached Exhibit A.
(b)
Why has the fund retained the remaining assets?
The retained assets consist of approximately $100,000 in cash as a reserve for expenses and the residual interest in the Trust's loan collateral portfolio, which remain after payment in full of bonds issued by the Trust, trustee fees, administrative expenses and other expenses.
(c)
Will the remaining assets be invested in securities?

[X] Yes [ ] No

The remaining assets will be invested in temporary investments until they are distributed pursuant to the terms of the Declaration. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[X] Yes [ ] No If Yes,

(a)
Describe the type and amount of each debt or other liability: Periodic Trustee fees, administrative expenses and other expenses.
(b)
How does the fund intend to pay these outstanding debts or other liabilities?

The Trust will pay fees and expenses from its cash reserve and will deduct any remaining liabilities from the final distribution of the Trust's assets to HUD, its certificate holder.

IV. Information About Event(s) Leading to Request For Deregistration

22.(a) List the expenses to be incurred in connection with the Merger or Liquidation:

(i)Legal expenses: approximately $10,000

(ii) Accounting expenses: $0

(iii) Other expenses (list and identify separately): $0

(iv) Total expenses (sum of lines (i)-(iii) above): $10,000

(b)
How will those expenses be allocated? All are payable out of the cash reserve of the Trust.
(c)
Who will pay those expenses? The Trust.
(d)
How will the fund pay for unamortized expenses (if any)? The Trust maintains a cash reserve for expenses.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation? [ ] Yes

[X] No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed: Not applicable

V. Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding? [ ] Yes

[X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation: Not applicable

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes

[X] No If Yes, describe the nature and extent of those activities: Not applicable

VI. Mergers Only

26. (a) State the name of the fund surviving the Merger: Not applicable

(b)
State the Investment Company Act file number of the fund surviving the Merger: 811
(c)
If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:
(d)
If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.
VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of PUBLIC FACILITY LOAN TRUST, (ii) he or she is a Vice President of US Bank, (iii) US Bank is US Bank the Owner Trustee of PUBLIC FACILITY LOAN TRUST under a Declaration of Trust dated as of July 8, 1988, amended and restated as of August 25, 1988, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.

The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

PUBLIC FACILITY LOAN TRUST

By: US Bank, not in its individual capacity, but solely as Owner Trustee under a Declaration of Trust dated as of July 8, 1988, amended and restated as of August 25, 1988

By: /s/ David W. Doucette

David W. Doucette Vice President

Date: December 31, 2010

Exhibit A Description of the type and amount of each asset retained by the fund as of the date this form is filed

U.S. BANK ADMIN PG 1

HOLDINGS LIST PRICED AS OF: 9/09/10 09/10/10 12:34 103411-012 PUBLIC FACILITY LOAN TRUST REV FD CASH BASIS

SECURITY DESCRIPTION P ANNUAL INC/ CURR S SHARES/PV MARKET VALUE FEDERAL COST %MKT UNREAL G/L YIELD

SHORT TERM FDS-TAXABLE (ACM)

FIRST AMER TREAS OBLIG FD CL D 31846V302 1 0 92,855.2000 92,855.20 92,855.20 100.0 0 0.0

INVESTMENT

92,855.20 92,855.20 100.0 0 0.0

S

0 PRINCIPAL CASH 8,481.32 8,481.32 TOTAL 101,336.52 101,336.52

INCOME CASH 0.00 INV. INCOME CASH 0.00 VERY LIQUID BALANCE 101,336.52

U.S. BANK ADMIN PG 1 HOLDINGS LIST PRICED AS OF: 9/09/10 09/10/10 12:33

103411-010 PUBLIC FACILITY LOAN TRUST COLL ESC CASH BASIS

SECURITY DESCRIPTION P ANNUAL INC/ CURR

UNREAL G/L YIELD

S SHARES/PV MARKET VALUE FEDERAL COST %MKT

SHORT TERM FDS-TAXABLE (ACM)

FIRST AMER T REAS OBLIG FD CL D 31846V302 1 0 75,084.0500 75,084.05 75,084.05 100.0 0 0.0

PLEDGED COLLATERAL

...........

BAYOU LIBERTY WATER ASSOC. 9/01/11PF40701T5 1 30,369 565,000.0000 0.00 1.00 0.0 -1 0.0

CITY OF ALTAMONTE SPRINGS 2/01/11PF19001Q2 1 3,094 55,000.0000 0.00 1.00 0.0 -1 0.0

CITY OF ALTAMONTE SPRINGS 2/01/12PF19001R0 1 3,094 55,000.0000 0.00 1.00 0.0 -1 0.0

CITY OF BEAUFORT 10/01/14PF65301X7 1 90,000 1,600,000.0000 0.00 1.00 0.0 -1 0.0

CITY OF CENTER HILL 10/01/12PF10101S6 1 19,631 349,000.0000 0.00 1.00 0.0 -1 0.0

CITY OF'CHUBBUCK 10/01/12PF28601T1 1 60,000 1,000,000.0000 0.00 1.00 0.0 -1 0.0

CITY OF HOMESTEAD 7/01/11PF21002R5 1 3,094 55,000.0000 0.00 1.00 0.0 -1 0.0

CITY OF HOMESTEAD 7/01/12PF2100253 1 2,531 45,000.0000 0.00 1.00 0.0 -1 0.0

CITY OF HOOKS 12/01/10PF81501R5 1 2,258 42,000.0000 0.00 1.00 0.0 -1 0.0

CITY OF LIVE OAK 4/01/11PF21502C3 1 1,069 19,000.0000 0.00 1.00 0.0 -1 0.0

CITY OF LIVE OAK 4/01/11PF21501W0 1 1,013 18,000.0000 0.00 1.00 0.0 -1 0.0

CITY OF LIVE OAK 4/01/12PF21502D1 1 1,125 20,000.0000 0.00 1.00 0.0 -1 0.0

CITY OF LIVE OAK 4/01/12PF21501X8 1 1,125 20,000.0000 0,00 1.00 0.0 -1 0.0

CITY OF LIVE OAK 4/01/13PF21502Z2 1 1,238 22,000.0000 0.00 1.00 0.0 -1 0.0

CITY OF LIVE OAK 4/01/13PF21501Y6 1 1,181 21,000.0000 0.00 1.00 0.0 -1 0.0

U.S. BANK		ADMIN	PG	2
HOLDINGS LIST	PRICED AS OF: 9/09/10	09/10/10 12:33
103411-010 PUBLIC FACILITY LOAN TRUST COLL ESC CASH BASIS

SECURITY DESCRIPTION P ANNUAL INC/ CURR S SHARES/PV MARKET VALUE FEDERAL COST %MKT, UNREAL O/L YIELD

CITY OF METTER, GA 5/01/11 PF27301K5 1 1,344

25,000.0000 0.00 1.00 0.0 -1 0.0

CITY OF RENO, TEXAS 1/01/11PF85401G1 1 844 15,000.0000 0.00 1.00 0.0 -1 0.0

CITY OF RENO, TEXAS 1/01/12PF85401H9 1 844

1.00 0.0 -1 0.0

15,000.0000 0.00

CITY OF RENO, TEXAS 1/01/13PF85401J5 1 956 17,000.0000 0.00 1.00 0.0 -1 0.0

CITY OF WOODSTOCK 7/01/11PF28502C8 1 1,125 20,000.0000 0.00 1.00 0.0 -1 0.0

CITY OF WOODSTOCK 7/01/12PF28502D6 1 1,125 20,000.0000 0.00 1.00 0.0 -1 0.0

CITY OF WOODSTOCK 7/01/13PF28502E4 1 1,125 20,000.0000 0.00 1.00 0.0 -1 0.0

CORDAY -SWEETWATER 4/01/11PF31601N8 1 750 15,000.0000 0.00 1.00 0.0 -1 0.0

CROSBY MUNICIPAL UTILITY DI 1/01/11PF79802V6 1 3,094 55,000.0000 0.00 1.00 0.0 -1 0.0

CROSBY MUNICIPAL UTILITY DI .1/01/11PF79801G0 1 900 16,000.0000 0.00 1.00 0.0 -1 0.0

CROSBY MUNICIPAL UTILITY DI 1/01/12PF79B02W4 1 3,094 55,000.0000 0.00 1.00 0.0 -1 0.0

CROSBY MUNICIPAL UTILITY DI 1/01/12PF79801H8 1 956 17,000.0000 0.00 1.00 0.0 -1 0.0

CROSBY MUNICIPAL UTILITY DI 1/01/13PF79802X2 1 3,375 60,000.0000 0.00 1.00 0.0 -1 0.0

CROSBY MUNICIPAL UTILITY DI 1/01/13PF79801j4 1 1,013 18,000.0000 0.00 1.00 0.0 -1 0.0

FANNIN COUNTY HOSPITAL -FA 2/01/11PF80701J3 1 5,100 85,000.0000 0.00 1.00 0.0 -1 0.0

HENDRON WATER 2/01/11PF35902D7 1 24,940 464,000.0000 0.00 1.00 0.0 -1 0.0

PLEASANT VIEW CITY 3/01/11PF88601N8 1 1,740 29,000.0000 0.00 1.00 0.0 -1 0.0

PRAIRIE ROAD WATER SYSTEM 12/01/12PF42601P0 1 18,281

U.S. BANK ADMIN PG 3

HOLDINGS LIST PRICED AS OF: 9/09/10 09/10/10 12:33

103411-010 PUBLIC FACILITY LOAN TRUST COLL ESC CASH BASIS

SECURITY DESCRIPTION P ANNUAL INC/ CURR S SHARES/PV MARKET VALUE FEDERAL COST %MKT UNREAL G/L YIELD

325,000.0000 0.00 1.00 0.0 0.0

SALT LAKE COUNTY 7/01/11 PF88801C0 1 5,100 85,000.0000 0.00 1.00 0.0 1 0.0

SALT LAKE COUNTY 7/01/12 PF88801Y2 1 5,100 85,000.0000 0.00 1.00 0.0 -1 0,0

SALT LAKE COUNTY 7/01/13 PF88801Z9 1 5,400 90,000.0000 0.00 1.00 0.0 -1 0.0

SOUTH LIMESTONE HOSP DIST 1 10/01/11 PF86701E1 1 36,000 600,000.0000 0.00 1.00 0.0 -1 0.0

TOWN OF EATONVILLE 4/01/11 PF20401W3 1 1,260 ' 21,000.0000 0.00 1.00 0.0 -1 0.0

TOWN OF HELENA 12/01/10 PF05101R8 1 1,688 30,000.0000 0.00 1.00 0.0 -1 0.0

TOWN OF HELENA 12/01/11 PF05101S6 1 ' 1,688 30,000.0000 0.00 1.00 0.0 -1 0.0

TOWN OF HELENA 12/01/12 PF05101T4 1,688 30,000.0000 0.00 1.00 0.0 -1 0.0

TOWN OFANTHONY 8/01/11 PF77101M8 1 506 9,000.0000 0.00 1.00 0.0 -1 0.0

TOWN OFANTHONY 8/01/12 PF77101N6 3. 563 10,000.0000 0.00 1.00 0.0 -1 0.0

VILLAGE OF EAST HODGE 3/01/11 PF41301G5 1 480 8,000.0000 0.00 1.00 0.0 -1 0.0

VILLAGE OF PARKS 8/01/11 PF42402P1 563 10,000.0000 0.00 1.00 0.0 -1 0.0

VILLAGE OF PARKS 6/01/12 PF42402Q9 1 201 5,000.0000 0.00 1.00 0.0 -1 0.0

WRIGHTSTOVIN MUNICIPAL 1/01/16 PF51701C9 1 24,469 435,000.0000 0.00 1.00 0.0 -1 0.0

INVESTMENTS	75,084.05	75,131.05 100.0
			376,214 501.1
			-47
PRINCIPAL CASH	0,00	0.00
TOTAL	75,084.05	75,131.05
INCOME CASH	0.00
INV. INCOME CASH	0.00

U.S. BANK ADMIN PG 4

HOLDINGS LIST PRICED AS OF: 9/09/10 09/10/10 12:33 103411-010 PUBLIC FACILITY LOAN TRUST COLL ESC CASH BASIS

SECURITY DESCRIPTION P ANNUAL INC/ CURR S SHARES/PV MARKET VALUE FEDERAL COST %MKT UNREAL G/L YIELD

VERY LIQUID BALANCE 75,084.05